SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commission File No. 0-8707

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.
Tax Deferred Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

75 East 1700 South
P.O. Box 19005
Provo, UT  84605-9005

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Nature’s Sunshine Products Tax Deferred Retirement Plan

Date: June 28, 2004	By:	/s/ Douglas Faggioli
President & Chief Executive Officer

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Financial Statements
December 31, 2003 and 2002

INDEPENDENT AUDITORS’ REPORT

To the Administrators of the
Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at the end of year) as of December 31, 2003, is presented for the purpose of complying with the Department of Labor’s rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TANNER + CO.

Salt Lake City, Utah
June 11, 2004

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Statement of Net Assets Available for Benefits

December 31,

	2003	2002

Assets

Investments, at fair value	$21,129,931	$18,086,869

Receivables:
Employee contributions	—	40,427
Employer contribution	—	32,951
Other receivables	—	1,419

Total receivables	—	74,797

Cash	1,581	14,339

Total assets	21,131,512	18,176,005

Liabilities

Excess contributions payable	21,416	9,924

Net assets available for benefits	$21,110,096	$18,166,081

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,671,596
Interest and dividends	80,354

Total Investment Income	1,751,950

Contributions:
Employee	1,087,959
Employer	902,516

Total contributions	1,990,475

Total additions	3,742,425

Deductions from net assets attributed to:
Benefits paid to participants	798,410

Net increase	2,944,015

Net assets available for benefits:
Beginning of year	18,166,081

End of year	$21,110,096

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Notes to Financial Statements

December 31, 2003 and 2002

1.              Description of the Plan

The following description of the Nature’s Sunshine Products, Inc. (the Company) Tax Deferred Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all employees age 18 or older immediately upon hire.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions are made to the Plan by both the employees and the Company. Participating employees contribute a percentage of their annual compensation not to exceed 15 percent, subject to Internal Revenue Service defined maximum annual deferral amounts.  Highly compensated employees, as defined under the Internal Revenue Code, contribute a percentage of their annual compensation, not to exceed 5 percent. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions and Company matching contributions into various investments offered by the Plan. Company matching contributions equal 100 percent of employee elective contributions up to a maximum of 5 percent of the employee’s compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Participant’s earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts plus earnings thereon is based on years of continuous service.  A participant is 100% vested in the employer contributions after three years of credited service, upon attaining the Plan’s normal retirement age of 59-1/2, or upon death or disability.

Payment of Benefits

Benefits are payable upon retirement, death or disability of the participant, or upon termination of employment.  Benefits may be paid in lump sums, installments over a designated period, or may be rolled over into another retirement plan.  Participants may withdraw specified contributions upon demonstration of financial hardship subject to the requirements of the Plan.

Forfeitures

At December 31, 2003 and 2002, forfeited non-vested amounts totaled $3,937 and $9,924, respectively.  These amounts are used to reduce future employer contributions.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of the Company’s common stock are valued at its quoted market price. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Administrative Costs

Substantially all administrative costs of the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

3.              Plan Investments and Concentration of Credit Risk

The following table presents the fair values of investments at December 31, 2003 and 2002.  Investments that represent 5% or more of the Plan’s net assets are separately identified:

	2003	2002

Nature’s Sunshine Products, Inc. common Stock	$5,052,237	$5,665,492
Merrill Lynch Retirement Preservation Trust Fund	3,723,870	2,865,543
Nations Marsico Growth Fund Class A	3,013,951	—
Massachusetts Investors Trust Fund	2,021,978	1,942,436
PIMCO Total Return Fund Class A	1,953,743	1,414,544
Franklin Mutual Beacon Fund Class A	1,262,127	842,366
Alliance Premier Growth Fund Class A	—	2,633,051
Other Mutual Funds	4,102,025	2,723,437

	$21,129,931	$18,086,869

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock	$(756,495)
Mutual funds	2,428,091

Net appreciation in fair value	$1,671,596

4.              Amendments

Effective March 1, 2003, the Plan was amended to modify the percentage limit on participants’ salary deferrals.  Under the amendment, a participant who is a Non-Highly Compensated Employee for the Plan year may defer a dollar amount or percentage of compensation that may not exceed 15% of his or her compensation.  A participant who is a Highly-Compensated Employee for the Plan year may defer an amount that may not exceed 5% of compensation.

5.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer matching contributions.

6.              Tax Status

The Plan was amended and restated using a Merrill Lynch prototype plan document, effective January 1, 2003.  The prototype plan has obtained a favorable determination letter from the Internal Revenue Service dated June 4, 2002, and the Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

NATURE’S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN
Plan 002    EIN 87-0327982
Schedule H Part IV
Item 4i
Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment		(e) Current Value

	Common Stock

*	Nature’s Sunshine Products, Inc.	600,028	Shares	$5,052,237

	Mutual Funds

*	Merrill Lynch Retirement Preservation Trust Fund	3,723,870	Shares	3,723,870
	Nations Marsico Growth Fund A	195,711	Shares	3,013,951
	Massachusetts Investors Trust Fund	129,448	Shares	2,021,978
	PIMCO Total Return Fund A	182,422	Shares	1,953,743
	Franklin Mutual Beacon Fund A	88,076	Shares	1,262,127
	Van Kampen Emerging Growth Fund A	28,082	Shares	1,014,597
	Columbia Acorn Fund A	45,049	Shares	933,481
*	Merrill Lynch Equity Dividend Fund A	62,106	Shares	781,291
	The Oakmark Equity & Income Fund II	14,083	Shares	309,413
	Ivy International Fund A	12,794	Shares	264,068
*	Merrill Lynch International Value Fund I	9,506	Shares	212,746
*	Merrill Lynch Fundamental Growth Fund A	9,806	Shares	159,352
*	Merrill Lynch Global Allocation Fund A	10,290	Shares	154,044
*	Merrill Lynch U.S. Govt Mortgage Fund A	10,189	Shares	104,540
	Calvert Income Fund	2,752	Shares	46,947
*	Merrill Lynch Basic Value Fund A	1,502	Shares	45,763
*	Merril Lynch International Value Fund A	1,838	Shares	41,092
	PIMCO Stock Plus Fund A	2,702	Shares	25,912
*	Merrill Lynch Balanced Capital Fund A	331	Shares	8,736
*	Merrill Lynch Bond Fund-High Income Port A	8	Shares	43

				16,077,694

				$21,129,931

*                        Party-in-interest